Exhibit 99.1

Date:	May 6, 2026
News Release:	26-19
Ticker Symbols:	TSXV: MOON; NASDAQ: BMM

Blue Moon Metals Announces Closing of C$156 Million "Bought Deal" Offerings

TORONTO, Ontario – May 6, 2026 – Blue Moon Metals Inc. ("Blue Moon" or the "Company") (TSXV: MOON; NASDAQ: BMM), is pleased to announce that it has closed its previously announced "bought deal" public offering (the "Public Offering") and concurrent "bought deal" private placement (the "Concurrent Private Placement" and, together with the Public Offering, the "Offerings") of common shares of the Company. Scotiabank, ATB Cormark Capital Markets and Canaccord Genuity Corp. acted as joint bookrunners on behalf of a syndicate of underwriters, including Haywood Securities Inc., Titan Partners Group LLC, a division of American Capital Partners, LLC, Maxim Group LLC and Red Cloud Securities Inc. (collectively, the "Underwriters"), in connection with the Offerings, pursuant to which the Company issued an aggregate of (i) 10,625,000 common shares of the Company (the "Prospectus Shares") at an issue price of C$10.00 per Prospectus Share for aggregate gross proceeds of C$106,250,000 (including the partial exercise of the Underwriters' over-allotment option of an additional 625,000 Prospectus Shares) in connection with the Public Offering, and (ii) 5,000,000 common shares of the Company (the "Private Placement Shares" and, together with the Prospectus Shares, the "Offered Shares") at an issue price of C$10.00 per Private Placement Share for aggregate gross proceeds of C$50,000,000 in connection with the Concurrent Private Placement. In consideration for their services, the Underwriters received an aggregate cash commission in connection with the Offerings of C$7,756,250.

The Public Offering was completed under a prospectus supplement (the "Prospectus Supplement") dated April 29, 2026 to the Company's short form base shelf prospectus dated September 23, 2025 (the "Base Shelf Prospectus"), in each of the provinces and territories of Canada, other than Québec, and in the United States pursuant to a U.S. prospectus supplement (the "U.S. Prospectus Supplement") to the Base Shelf Prospectus forming part of the Company's U.S. registration statement on Form F-10 (the "Registration Statement").

The Concurrent Private Placement was completed (i) in each of the provinces and territories of Canada pursuant to available exemptions to the prospectus requirement under applicable Canadian securities laws, (ii) in the United States on a private placement basis pursuant to one or more exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and (iii) in such other jurisdictions outside of Canada and the United States, in each case in accordance with all applicable laws, provided that no prospectus, registration statement or similar document is required to be filed in such jurisdiction. Private Placement Shares sold pursuant to the Concurrent Private Placement are subject to a statutory four month hold period in Canada under applicable Canadian securities legislation. Private Placement Shares sold pursuant to the Concurrent Private Placement in the U.S. are restricted securities under applicable U.S. securities laws.

The net proceeds from the Offerings are expected to be used for construction capital at the Nussir and Blue Moon projects, development capital for the Springer Tungsten and Apex projects, additional exploration at the foregoing projects, working capital, U.S. growth activities and general and administrative and corporate activities, as further described in the Prospectus Supplement and the U.S. Prospectus Supplement.

The Offerings remain subject to the final approval of the TSX Venture Exchange. No new insiders, or control persons of the Company were created as a result of the Offerings.

Access to the Prospectus Supplement, the corresponding Base Shelf Prospectus and any amendment to the documents is provided in accordance with securities legislation relating to procedures for providing access to a prospectus supplement, a base shelf prospectus and any amendment thereto. Copies of the Prospectus Supplement and the corresponding Base Shelf Prospectus are available on SEDAR+ at www.sedarplus.ca under the Company's issuer profile. Copies of the Registration Statement (including the U.S. Prospectus Supplement and Base Shelf Prospectus) are available on EDGAR at www.sec.gov under the Company's issuer profile.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any security, nor shall there be any sales of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

An electronic or paper copy of the Prospectus Supplement, U.S. Prospectus Supplement, Registration Statement, the corresponding Base Shelf Prospectus and any amendment to the documents may be obtained, without charge (i) in Canada, from Scotia Capital Inc. at 40 Temperance Street, 6th Floor, Toronto Ontario, M5H 0B4, Attention: Equity Capital Markets, or by phone at (416) 863-7704 or by email at equityprospectus@scotiabank.com, and (ii) in the United States, from Scotia Capital (USA) Inc. by mail at 250 Vesey Street, 24th Floor, New York, NY 10281, Attention: Equity Capital Markets, or by telephone at (212) 255-6854, or by email at us.ecm@scotiabank.com, by providing the contact with an email address or address, as applicable.

About Blue Moon

Blue Moon is advancing 5 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States, the Springer tungsten-molybdenum project in the United States and the Apex gallium, germanium, copper, and silver project in United States. All 5 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper, tungsten, gallium and germanium are currently on the USGS and EU list of metals critical to the global economy and national security. Major shareholders include Oaktree Capital Management, Hartree Partners LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company's website (www.bluemoonmetals.com).

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release includes "forward-looking statements" and "forward-looking information" ("forward-looking statements" and "forward-looking information" collectively referred to herein as "forward-looking information") within the meaning of applicable Canadian and U.S. securities laws. All statements included herein that address events or developments that we expect to occur in the future are forward-looking information. Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Such factors include, among others, the final approval of the Offerings by the TSX Venture Exchange and the intended use of the proceeds of the Offerings. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents management's current expectations and are based on information currently available to management, and are subject to change after the date of this news release. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about Blue Moon and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.